SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Celebrates Seventh Anniversary as One of Latin America’s
Largest Airline Groups

São Paulo, January 15, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), today celebrates its seventh anniversary of operations, transporting more than 75 million passengers across Brazil and South America. The Company, which entered the Brazilian aviation market with the aim of popularizing air transportation, surpassed a 40 percent domestic market share in December 2007 and reported average load factors in 2007 of 70 percent, one of the highest in the industry. GOL’s current fleet of 78 aircraft operates 640 daily flights to 60 destinations, including eight abroad.

The Company’s mission of making air travel a popular means of transportation through its low-cost, low-fare policy has revolutionized the Brazilian market, with more than 7 million passengers flying for the very first time on GOL. Since the Company began operations in 2001, average domestic air fares have been reduced over 30 percent.

GOL began international operations in 2004, with flights to Buenos Aires, Argentina. The Company’s share of the international market has since doubled, reaching 14 percent in 2007. “The strong growth of our international sales is a testament to the success of our business model, which has been attracting customers across South America looking for safe and affordable air transportation,” says Constantino de Oliveira Junior, President and CEO of GOL.

In addition to Argentina, where GOL provides service to the cities of Buenos Aires, Cordoba and Rosário, the Company flies to Bolivia, Chile, Paraguay, Uruguay and Peru. GOL’s international expansion has also strengthened the Brazilian tourism sector. Between 2006 and 2007, for example, the number of Argentinean passengers flown from Buenos Aires to various Brazilian destinations served by the Company increased 69 percent, translating to approximately 128,000 visitors to the country.

Domestically, four new destinations were launched in 2007: Marabá (PA), Cruzeiro do Sul (AC), São José dos Campos (SP) and Presidente Prudente (SP). During the first week of 2008, the Company launched its 60th destination with service to the city of Cabo Frio (RJ). “Our success is the result of the hard work and dedication of our more than 15 thousand employees at GTA and VRG, as well as our partners and suppliers,” adds de Oliveira. GOL’s corporate culture fosters employee autonomy, team work, and a commitment to cost reduction while encouraging open channels of communication.

“Our mission is to continue the “GOL Effect” (low fares, stimulating demand) and be recognized as the Company that popularized air transportation across Latin America by providing safe and quality service at low fares,” says de Oliveira. “We remain focused on the factors that have made GOL a success both in Brazil and abroad: quality service, technological innovation, operational efficiency, low cost, low fares and team work.”

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In June 2004, GOL became the second company in Brazilian history to simultaneously list on both the Sao Paulo and New York stock exchanges (BOVESPA and NYSE). Since its dual-listing, GOL has repeatedly been recognized for leading corporate governance practices and its performance has ranked GOL among the world’s best air transport companies. The Company’s Corporate Social Responsibility initiatives have also been internationally recognized.

In 2007, GOL acquired VRG, making the Company one of the largest airline groups in Latin America, with 20 million passengers transported each year. The acquisition enabled GOL´s entry in the long-haul international sector with destinations in Europe, South America and North America, and allowed for the VARIG brand to remain under Brazilian management with the potential for growth, strong results and the creation of new job opportunities.

VRG will continue offering differentiated services, with direct flights to a growing network of domestic and international flights, and a mileage program (Smiles), which currently serves more than 5 million customers. “Through the combined strength of GOL and VRG, we aim to establish a Brazilian airline group that will be the provider of choice for Brazilians looking to travel domestically and internationally,” says de Oliveira.

The operation of a standardized fleet of Next Generation Boeing 737s has allowed GOL to remain low operating costs. In December of 2007, the Company signed a new contract with Boeing for 40 additional aircraft, bringing the total fleet size to 161 in 2014. The contract is for the delivery of the Boeing 737-800 SFP (Short Field Performance) aircraft, designed for take-off and landings on short runways, according to GOL’s specifications. The 737-800s are equipped with blended winglets, which improve aircraft performance during takeoff and longer flights, and afford fuel savings of more than 3 percent per year.

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A., Brazil’s low-cost, low-fare airline, offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020

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9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A., Brazil’s premium service airline, offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 30 daily flights to nine international destinations: Mexico City, in North America; Buenos Aires, Bogotá, Caracas and Santiago, in South America; and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.